Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

	Six Months Ended	Years Ended December 31,
(Millions)	June 30, 2010	2009	2008	2007	2006	2005
Pretax income from continuing operations	$1,564.5	$1,901.2	$2,174.2	$2,796.4	$2,586.6	$2,453.3
Add back fixed charges	149.4	302.9	297.9	234.3	199.5	177.5
Income, as adjusted	$1,713.9	$2,204.1	$2,472.1	$3,030.7	$2,786.1	$2,630.8

Fixed charges:
Interest on indebtedness	$121.6	$243.4	$236.4	$180.6	$148.3	$122.8
Portion of rents representative
of interest factor	27.8	59.5	61.5	53.7	51.2	54.7
Total fixed charges	$149.4	$302.9	$297.9	$234.3	$199.5	$177.5

Ratio of earnings to fixed charges	11.47	7.28	8.30	12.94	13.97	14.82